Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036
Telephone 202.822.9611
Fax 202.822.0140
www.stradley.com

Christopher J. Zimmerman

czimmerman@stradley.com

(202) 419-8402

April 13, 2018

VIA EDGAR

Dominic Minore, Esq., and Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Strategic Opportunities Fund

Post-Effective Amendment No. 2 to the Registration Statement on Form N-2

File Nos. 333-219983 and 811-21869

Dear Mr. Minore and Ms. Hamilton:

On behalf of the NexPoint Strategic Opportunities Fund (formerly, NexPoint Credit Strategies Fund) (the “Trust”), please find transmitted herewith for filing Post-Effective Amendment No. 2 (“Amendment 2”) to the Trust’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment 2 is being filed in response to the oral comments of the Commission’s staff (the “Staff”) provided on March 29, 2018 from Mr. Minore and on April 3, 2018 from Ms. Hamilton to Christopher J. Zimmerman and Kevin Ercoline of Stradley Ronon Stevens & Young, LLP with regards to the Post-Effective Amendment No. 1 filed on March 23, 2018.

On behalf of the Trust, we respond to the specific comments of the Staff as follows:

Comments from Mr. Minore

1.	On the cover page of the Prospectus Supplement, please include a statement indicating that the Trust cannot state precisely the dilutive effect on the net asset value (“NAV”) of the Trust as a result of the rights offering. Please also add a statement explaining what the dilutive effect would be on the NAV of each share of common stock as both a percentage and monetary value if the full subscription, including both primary and secondary subscriptions, were to be utilized.

April 13, 2018

Response: The Trust has added the following to the cover page of the Prospectus Supplement immediately prior to the table explaining the estimated subscription price and estimated proceeds:

The Trust cannot state precisely the extent of any dilutive effect if you do not exercise your Rights because the Trust does not know what the net asset value per share of common shares will be when the offer expires, or what proportion of the Rights will be exercised. Assuming the full primary subscription and over-allotment option of secondary subscription shares (as discussed below in the “Over-Subscription Privilege” section on page 3 of the Prospectus Supplement) are exercised, the Trust’s net asset value per share of common share would be reduced by approximately $0.92 (3.53%) per share of common shares. Actual amounts may vary due to rounding.

2.	On the cover page of the Prospectus Supplement, add the following to the second sentence of the paragraph in all caps after “AS A RESULT OF THE OFFERING”: “YOU WILL EXPERIENCE A PROPORTIONATE DECREASE IN YOUR RELATIVE VOTING POWER AND”.

Response: The requested comment has been implemented.

3.	On page 4 of the Prospectus Supplement, in the section entitled “Use of Proceeds,” and anywhere else in the Prospectus Supplement, Prospectus, or Statement of Additional Information that discusses “use of proceeds,” please state the approximate dollar amount to be used to pay down the Bridge Facility.

Response: On pages 4 and 15 of the Prospectus Supplement, page 57 of the Prospectus, and page 1 of the Statement of Additional Information, the Trust has stated that approximately $20 million will be used from the rights offering to pay down the Bridge Facility.

4.	On page 5 of the Prospectus Supplement, in the section entitled “Purpose of the Offer,” please add a statement that the Investment Adviser could expect an additional $2.1 million in investment management fees as a result of the increase of assets due to the offering. In addition, cross-reference the “Benefits to the Investment Adviser” section.

Response: The Trust has added the following after the last sentence in the “Purpose of the Offer” section:

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However, assuming (i) all Rights are exercised, (ii) the Trust’s average weekly net asset value during the twelve-month period beginning June 1, 2018 is $26.03 per common share (the net asset value per common share on March 14, 2018) (iii) the Subscription Price is $22.95 per Share (95% of the last reported sale price of the Trust’s common shares on March 14, 2018), and (iv) for purposes of this example, the Trust increases the amount of leverage outstanding while maintaining approximately the same percentage of total assets attributable to leverage, and after giving effect to Information and Subscription Agent fees and other estimated offering expenses, the Investment Adviser would receive additional investment management fees of approximately $2,100,000 for the twelve-month period beginning June 1, 2018, and would continue to receive additional investment management fees as a result of the Offer based on the average weekly value of the Trust’s Managed Assets attributable to the Shares issued in the Offer and related additional leverage, thereafter. See “Benefits to the Investment Adviser.”

5.	On page 13 of the Prospectus Supplement, in the section entitled “Investment Considerations and Dilution,” please present the dilution information in a tabular format that gives full effect, in per dollar and per percentage amount, of the primary and secondary subscriptions.

Response: The Trust has added the following after the first paragraph of the “Investment Considerations and Dilution” section:

The dilution effect utilizing the above stated assumptions is presented below in tabular form.

Example (assumes that NAV per share is above Subscription Price per share)1

NAV[2]	$26.03
Subscription Price	$22.95
Primary Subscription ONLY - Reduction in NAV ($)[3]	$0.78
Primary Subscription ONLY - Reduction in NAV (%)[3]	3.01%
Primary Subscription and Secondary Subscription Shares - Reduction in NAV ($)[4,5]	$0.92
Primary Subscription and Secondary Subscription Shares - Reduction in NAV (%)[4]	3.53%

(1)	This example assumes that the full primary subscription is exercised. Actual amounts may vary due to rounding.
(2)	This example assumes that the Trust’s NAV on the Expiration Date is $26.03 per share of common shares (the net asset value per common share on March 14, 2018) and

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that the Trust’s market price is greater than the NAV on that date. The Subscription Price used in this example was determined based on a formula equal to 95% of the last reported sale price of the Trust’s common shares on the NYSE on March 14, 2018.
(3)	Assumes $250,000 in estimated offering expenses.
(4)	Assumes the full primary subscription and the over-allotment option of secondary subscription shares are exercised. Actual amounts may vary due to rounding.
(5)	Assumes $20,000 in estimated additional offering expenses.

6.	On page 19 of the Prospectus Supplement, in the section entitled “Plan of Distribution,” please add the following to the end of the second sentence: “such that the exercise of all rights in any transferable subscription rights offering will not cumulatively result in more than 33 1⁄3% increase in the Trust’s common shares outstanding.” Please make the same revision to the “Plan of Distribution” section of the Prospectus as well.

Response: The requested change has been incorporated.

7.	On page 1 of the Prospectus, the sentence stating “[t]he Trust may also invest in other securities and instruments[,]” please elaborate on what “other securities” the Trust may invest in.

Response: The Trust has clarified the specified sentence to read as follows:

The Trust may also invest in derivative instruments that have economic characteristics similar to instruments in investment categories (i)-(vii).

8.	Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) prohibits, in pertinent part, an investment company from having a name suggesting that the investment company focuses its investments in a particular type of investment or investments, unless:

(A) the investment company has adopted a policy to invest, under normal circumstances, at least 80% of the value of fund assets in the particular type of investments suggested by the fund’s name (the “80% Policy”); and

(B) the 80% Policy is a fundamental policy under section 8(b)(3) of the 1940 Act, or the investment company has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in the 80% Policy.

April 13, 2018

The Staff notes its view that the Trust’s former name, the “NexPoint Credit Strategies Fund” is a name that indicates a focus on a particular type of investment (i.e., “Credit”), rather than an investment strategy, and the inclusion of the word “Strategies” in the name does not affect this fact. The Staff notes that the Trust previously had a policy pursuant to which it would invest at least 80% of its assets in: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; and (iv) structured products, including but not limited to, mortgage-backed and other asset- backed securities and collateralized debt obligations. But, the Trust did not include either the fundamental policy or the non-fundamental policy to provide sixty days advanced notice as required by Rule 35d-1. The Staff notes that on March 14, 2018, the Trust announced via publicly available press release its intent to change its name to the NexPoint Strategic Opportunities Fund and to simultaneously change its investment policy to eliminate the 80% requirement, although it would continue to invest in the instruments previously subject to the 80% requirement. The Staff notes that the elimination of the 80% policy was effective on March 19, 2018 which is inconsistent with Rule 35d-1’s advance notification requirements.

Response: The Trust acknowledges receipt of the Staff’s comment. For the reasons set forth below, however, the Trust respectfully asserts that its former name was not subject to the provisions of Rule 35d-1 because the name describes an investment strategy, not a particular type of investment. Although the Trust is not subject to Rule 35d-1, it did adopt an 80% policy governing its investments (which was similar to that required by Rule 35d-1) in accordance with guidance from the Securities and Exchange Commission (the “Commission” or “SEC”) that indicates that even if a Trust is not subject to the provisions of Rule 35d-1, additional steps might be necessary to ensure its name is not misleading. Because the Trust is not subject to Rule 35d-1, the Trust was not subject to the advance notice provisions, and consequently changed its investment policy and name in a manner consistent with its obligations to shareholders.

Section 35(d) of the 1940 Act makes it unlawful for “any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.” The Section authorizes the Commission to define any names or titles as being materially deceptive or misleading under that section by rule, regulation, or order. The Commission adopted Rule 35d-1 under the authority of this section. Rule 35d-1(a)(2) makes any name of a fund “materially deceptive and misleading” if a fund has a name “suggesting that the [f]und focuses its investments in a particular type of investment or investments” unless a) an 80% investment policy is adopted and b) such policy is either fundamental or cannot be changed without 60 day written shareholder notice in advance of the change. The Adopting Release on Rule 35d-1, Investment Company Act Release No. 24828 (January 17, 2001), stated clearly that “the rule does

April 13, 2018

not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments.” In a Staff FAQ, Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (December 4, 2001) (“Names Rule FAQ”), the Staff echoed this point noting that Rule 35d-1 would not apply to a term that suggests an investment objective or strategy rather than a type of investment. In the Names Rule FAQ, the Staff acknowledged that the usage and positioning of a term could cause its meaning to change, depending on its use. For example, use of the word “income” could be part of an investment strategy, or could indicate a focus on a particular security, depending on its usage.

The Trust believes that its former name, “NexPoint Credit Strategies Fund,” unambiguously reflects the Trust’s focus on investment strategies involving a variety of instruments. This view is supported by disclosure contained in the Trust’s most recent registration statement that was declared effective on January 22, 2018, which notes that the Trust will utilize various specialized trading strategies in achieving its investment objective:

Within the categories of obligations and securities in which the [Trust] invests, the Investment Adviser employs various trading strategies, including capital structure arbitrage, pair trades and shorting. Capital structure arbitrage is a strategy in which the [Trust] seeks opportunities created by mispricing in different markets of various instruments issued by one corporation. Pair trades involve matching a long position with a short position in two stocks of different issuers in the same sector, betting that the “spread” between the two will eventually converge. Short selling (also known as shorting or going short) is a strategy in which the [Trust] sells a security it does not own in anticipation that the market price of that security will decline.

We are unaware of any formal interpretive statement by the Staff or the Commission relating to the appropriate treatment pursuant to Rule 35d-1 of the phrase “credit strategies” or a similar formulation using “credit” as a modifying adjective. We have also reviewed a number of public SEC response letters, and found a number of instances in which funds that use “credit” in their name have no 80% policy and have not adopted the notification requirements of Rule 35d-1, or which have adopted a non-fundamental 80% policy but have not adopted the Rule’s advance notification requirement. We found other instances in which funds have adopted both an 80% policy and the non-fundamental advance notification policy.

In light of the existing guidance and the fact that the Trust’s former name used “credit” as an adjective modifying “strategy,” the Trust respectfully asserts that it is not subject to Rule 35d-1.

April 13, 2018

Even though Rule 35d-1 is inapplicable to fund names that refer to strategies, other provisions of the law such as
Section 35(d) and the anti-fraud provisions may guide such funds to take steps to ensure that their names are not confusing or misleading to shareholders. The Commission has been very clear that funds may be required to take steps outside of Rule 35d-1 to ensure a name was not misleading to investors. It has stated:

[T]he rule does not apply to fund names that incorporate terms…that connote types of investment strategies as opposed to types of investments. The Division will continue to scrutinize investment company names not covered by the proposed rule. In determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.

The Staff further expanded upon this viewpoint in the Names Rule FAQ, noting that:

a particular fund name may be misleading under the antifraud provisions of the federal securities laws, even if it is not covered by rule 35d-1. In determining whether a particular name is misleading, the Division considers whether the name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or the risks of those investments.

Consistent with this public guidance, the Trust’s prior 80% policy served to ensure that a reasonable investor would not be misled by the Trust’s name. Under its test, the Trust invested at least 80% of its assets in:

•	secured and unsecured floating and fixed rate loans;

•	bonds and other debt obligations;

•	debt obligations of stressed, distressed and bankrupt issuers; and

•	structured products, including but not limited to, mortgage-backed and other asset- backed securities and collateralized debt obligations.

The Trust believes that its policy was not a Rule 35d-1 policy and was never intended to be a Rule 35d-1 policy, and as a consequence the Trust did not have an advanced notification policy. An advance notification policy is not required for a fund that is not subject to Rule 35d-1, even if such fund adopts investment policies to ensure that “a reasonable investor” does not conclude that the Trust “invests in a manner that is inconsistent with [its] intended investments or the risks of those investments.”

In sum, the Trust – although not subject to Rule 35d-1 – was subject to a voluntary, alternative limitation designed to ensure that its name was nonetheless not misleading.

April 13, 2018

The distinction between the two approaches is important. In addition to an 80% investment policy requirement, Rule 35d-1 requires a fund either to adopt a fundamental policy that requires shareholder approval to change the 80% investment policy, or to adopt a non-fundamental 80% investment policy that its board can change without shareholder approval upon providing a notification of the change to shareholders sixty days in advance of the change. However, funds that are not covered by Rule 35d-1 are not subject to either of these notice provisions, and the Commission has never suggested that such funds that fall outside of Rule 35d-1 should adopt an analog to these provisions. As a result, if such a fund wishes to eliminate certain investment policies or significantly modify its investment policies, it can do so without advance shareholder notification. It runs the risk, however, that if it does so, its name could be viewed as misleading investors. In order to mitigate such a risk, a fund will also need to change its name to one that does not offer the chance to mislead.

This is exactly the road the Trust took. In addition to changing its investment policy, the Trust also changed its name to eliminate any potential confusion. Because it is not subject to Rule 35d-1, and had not otherwise voluntarily adopted a prior notification policy, the Trust was not required to provide prior notice to shareholders; all the Trust was required to do was to change its name, and notify shareholders of such a change. The Trust did both of these things, legally changing its name and notifying shareholders and other market participants of the changes via a publicly disseminated press release on March 14, 2018. The Trust believes that it has done everything that it is legally required to do in order to properly effectuate its name change and investment policies change.

Notwithstanding the foregoing analysis, the Staff has indicated to the Trust in oral conversations that it retains its original view on this matter, while the Trust continues to respectfully disagree on this point.

9.	On pages 22-23 of the Prospectus, please expand the risk disclosure for “Other Investment Companies” to highlight what the risks are of investing in other investment companies, including the underlying fees and expenses, particularly for BDCs and REITs. Because REITs are not “investment management companies,” in the alternative, the Trust may consider drafting separate REIT disclosure that discusses the underlying fees and expenses.

Response: The Trust respectfully notes that it has BDC risk disclosure on pages 44 and 107 of the Prospectus, REIT risk disclosure on pages 11, 74, and 84 of the Prospectus, REIT tax risk disclosure on page 41 of the Prospectus, and ETF risk disclosure on page 73 of the Prospectus. Additionally, the Trust has amended the “Other Investment Companies” risk disclosure on pages 22-23 of the Prospectus to read as follows:

Other Investment Companies. The Trust may invest in the securities of other investment companies, which can include open-end funds, closed-end funds, unit

April 13, 2018

investment trusts and business development companies. Investment companies combine shareholders’ funds for investment in a variety of instruments, including equity securities, debt securities, and money market instruments and may invest primarily in a particular type of security, a particular industry or a mix of securities and industries. An investment company is not taxed on income distributed to shareholders if, among other things, it distributes to its shareholders substantially all of its taxable income for each taxable year. As a shareholder of another investment company, the Trust may bear a proportionate share of the expenses of such other investment company, including management fees, administration fees and custodial fees, in addition to the expenses of the Trust. Under one provision of the Investment Company Act, the Trust may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Trust’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Trust or (iii) more than 5% of the Trust’s total assets would be invested in any one investment company. Other provisions of the Investment Company Act are less restrictive, provided that the Trust is able to meet certain conditions. These limitations do not apply to the acquisition of shares of any investment company in connection with a merger, consolidation, reorganization or acquisition of substantially all of the assets of another investment company.

10.	On page 59 of the Prospectus, in the section entitled “Investment Strategies,” the last paragraph that continues onto page 60, please update the date to December 31, 2017, and update the numbers to reflect what they are as of December 31, 2017.

Response: The Trust has updated the date and numbers to reflect December 31, 2017 and the values thereof.

11.	On page 60, in the section entitled “Investment Strategies,” the first full sentence, please quantify, approximately as of December 31, 2017, what a “significant portion” is. Additionally, please reiterate that these securities are known as “junk securities.”

Response: The Trust has restated the specified sentence to read as follows:

A significant portion of the Trust’s unrated securities have credit characteristics substantially equivalent to below investment grade securities, which are also known as “junk securities.”

12.	On page 74, in the “Real Estate Investment Trusts” subsection of the section entitled “Portfolio Composition,” the third full paragraph, please update the date to be December 31, 2017, and update the values to reflect as of such date.

April 13, 2018

Response: The Trust has updated the date and numbers to reflect December 31, 2017 and the values thereof.

13.	On pages 130-131, in the section entitled “Committed Facility, Master Repurchase Agreement and Bridge Credit Agreement,” please clarify whether the word “Facility” refers to the Committed Facility, the Bridge Facility, or the Credit Facility.

Response: The Trust has amended to this section to clarify that “Facility” refers to the Bridge Facility.

Comments from Ms. Hamilton

14.	Discuss in the correspondence letter the method of accounting for organizational and offering costs on the books of the Trust. Further reference literature that supports the accounting of organizational and offering costs for a continuous offering of a closed-end fund.

Response: Organization and offering costs are accounted for differently under GAAP. Pursuant to paragraph 5 of ASC 946-20-25, the Trust will charge offering costs to paid-in capital upon sale of shares, as the Trust’s rights offering is proposed under its effective shelf registration and not a continuous offering. Additional guidance for shelf registrations is found in AICPA Q&A section 4110.10, “Costs Incurred in Shelf Registration”, which states that offering costs incurred in connection with a shelf registration are capitalized as a prepaid expense, and charged against paid in capital when securities are taken off the shelf and sold.

In accordance with FASB ASC 720-15-25-1, organization costs are charged to expense as they are incurred. The Trust does not anticipate incurring any organization costs in connection with its rights offering.

15.	Please confirm that the Trust has performed an analysis to determine whether Rules 3-09 and/or 4-08(g) of Regulation S-X are applicable. Please also confirm the applicability of Rule 1-02(w) of Regulation S-X and, if so, please identify the companies that meet the three tests and conditions.

Response: In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810—Consolidation, the Trust generally does not consolidate its interest in any company other than (i) investment company subsidiaries and (ii) controlled operating companies substantially all of whose business consists of providing services to the Trust. The Trust has reviewed the October 2014 IM

April 13, 2018

Guidance Update, “Investment Company Consolidation,” and FASB ASC 946-10-15, Assessment of Investment Company Status, and has determined that the Trust’s investment in NexPoint Real Estate Capital, LLC and NexPoint Real Estate Opportunities, LLC (the “NexPoint REITs”) do not meet either of these criteria. The NexPoint REITs meet the requirements of Section 3(c)(5)(C) of the 1940 Act as an owner of real property and real estate related investments and, accordingly, is not an investment company under the 1940 Act. The NexPoint REITs are excluded as well from the definition of investment company under FASB ASC 946-10-15 because their business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy. Additionally, the NexPoint REITs do not and will not provide any substantive services to the Trust. The Trust notes that this position is consistent with the practices of other investment companies that hold ownership interests in one or more wholly owned subsidiaries, including REITs that have similar characteristics to the NexPoint REITs, that are not consolidated based on the above guidance. The Trust confirms that it considered the various requirements of Regulation S-X in determining the presentation of the NexPoint REITs in its financial statements, and in the Trust’s view, the presentation is in compliance with these regulations.

16.	Please confirm that the Trust meets the disclosure requirements of Item 4.3 of Form N-2 relating to disclosure of senior securities.

Response: Confirmed. Note 7 of the Annual Report of the Trust for the year ending December 31, 2017 contains the disclosure required by Item 4.3, and the Annual Report is incorporated by reference.

17.	Please explain in correspondence why the margin borrowing owed to the prime broker, which was approximately $52.1 million as of 12/31/2017, is not included in the Trust’s senior security disclosure/asset coverage calculations.

Response: The Trust purchased securities through its margin account with the prime broker, which includes securities sold short. The Trust notes that repayment obligations of the Trust to the prime broker are covered by assets held with the Trust’s custodian that are pledged to the prime broker in a manner in which the Trust believes to be consistent with the asset coverage requirements of SEC Release IC-10666. As a result, the margin borrowings, which are fully disclosed in the statements of assets and liabilities and Note 3 to the financial statements of the Trust dated December 31, 2017, are not included in the disclosure of senior securities and asset coverage contained in Note 7 to the financial statements. The Trust notes that had the amount owed under the margin account been treated as a senior security, the Trust would have satisfied the requirements applicable to senior securities under Section 18 of the 1940 Act.

*    *     *    *    *

April 13, 2018

In connection with our responses to your comments, the Trust acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (202) 419-8402 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely, /s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:	Eric Purple

Kevin Ercoline